Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126153

PROSPECTUS

51,532 SHARES OF COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 51,532 shares of the common stock, $0.01 par value per share, of Bancorp Rhode Island, Inc., a Rhode Island corporation, which are being offered by the selling shareholders named in this prospectus. The 51,532 shares consist of 6,780 shares original issued to DWW Leasing Corp, a New York corporation and formally Macrolease International Corporation (the “Selling Shareholder”), in connection with our acquisition of operating assets of the Selling Shareholder and an additional 44,752 shares issuable upon the achievement of certain performance goals over a three-year period and pursuant to an earn-out over five years commencing on April 29, 2005.

All net proceeds from the sale of shares of common stock offered by this prospectus will go to the Selling Shareholder; we will not receive any proceeds from such sales. Our common stock is traded on the Nasdaq Stock Market under the ticker symbol “BARI.” On June 22, 2005, the last reported sales price of our common stock was $35.61 per share.

Investing in our common stock involves risks, including the possible loss of principal. Therefore, before buying any shares of our common stock, you should carefully consider the section of this prospectus entitled “ Risk Factors” beginning on page 3.

None of the Securities and Exchange Commission (SEC) nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency.

The date of this prospectus is July 12, 2005

As a prospective investor, you should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and information incorporated by reference is accurate only as of the date of the incorporation by reference, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since those dates, respectively.

The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us,” and “our” refer to Bancorp Rhode Island, Inc. and its consolidated subsidiaries. References to the “Bank” refer to our principal operating subsidiary, Bank Rhode Island.

INFORMATION ABOUT US

Bancorp Rhode Island, Inc. is the holding company for Bank Rhode Island, a commercial bank chartered as a financial institution in the State of Rhode Island and headquartered in Providence. The Bank was formed in March 1996 as a result of the acquisition of 12 branches divested by Fleet Financial Group as part of the Fleet/Shawmut merger. The Bank became our wholly-owned subsidiary upon completion of our reorganization into a holding company on September 1, 2000. As of March 31, 2005, we had total assets of $1.3 billion, total deposits of $901.1 million and total shareholders’ equity of $77.8 million.

We provide a community banking alternative in the greater Providence area where we currently operate 16 branches in Rhode Island’s three most populous counties. We augment our branch network through online banking services and automatic teller machines (ATM’s), both owned and leased, located throughout the state.

The Bank is the fifth largest bank in Rhode Island, based on total deposits as of June 30, 2004 (excluding one bank that draws its deposits primarily from the internet), and the only mid-sized commercially focused bank headquartered in Providence, the state’s capital. We offer a wide variety of commercial real estate, business, residential and consumer loans, deposit products, nondeposit investment products, cash management and online banking services and other products and services designed to meet the financial needs of individuals and small- to mid-sized businesses.

We have a cohesive, experienced and locally-focused management team, many of whom have been with the Bank since inception, who foster an energetic and entrepreneurial culture. While we regularly promote from within, we have not hesitated to recruit senior executive talent to augment our management capabilities as we grow and our business becomes more complex. We have a diverse board of directors with strong personal and business ties to our community, which strengthens our ability to cultivate relationships with local businesses and individuals.

Recent Developments

On April 29, 2005, we entered into an agreement to purchase substantially all of the operating assets of the Selling Shareholder for a maximum aggregate purchase price of $1.9 million to be paid in shares of our common stock. At closing we issued 6,780 shares to the Selling Shareholder and have agreed to issue additional shares of our common stock upon the achievement of certain performance goals over a three-year period and pursuant to an earn-out over five years from the closing date of the acquisition. The maximum number of additional shares, if any, to be issued in connection with the acquisition is 44,752 shares. The shares issued and reserved for issuance in connection with this acquisition are the subject of this registration statement. In 2004, the Selling Shareholder originated approximately $20.4 million in leases. We currently anticipate that we will retain a significant portion of the leases generated by the Selling Shareholder.

On June 16, 2005, Albert R. Rietheimer, our Chief Financial Officer and Treasurer and Chief Financial Officer of the Bank announced his resignation which will be effective July 13, 2005. Linda H. Simmons has been appointed to succeed Mr. Rietheimer as our Chief Financial Officer and Treasurer and Chief Financial Officer and Treasurer of the Bank. Ms. Simmons has served as Executive Vice President and Treasurer of the Bank since September 2004. Prior to joining the Bank, Ms. Simmons was with Bank of America’s Treasury Group in Boston.

Corporate Information

Our executive offices are located at One Turks Head Place, Providence, Rhode Island 02903, our telephone number is (401) 456-5000 and our Internet address is http://www.bankri.com. The information on our Internet website is not incorporated by reference in this prospectus.

RISK FACTORS

Investing in our common stock involves a degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Associated with Our Business

Competition with other financial institutions could adversely affect our franchise growth and profitability.

We face significant competition from a variety of traditional and nontraditional financial service providers both within and outside of Rhode Island, both in making loans and generating deposits. Our most significant competition comes from one national, and two large regional banking institutions that have dominant market share positions in Rhode Island, namely, Bank of America, Citizens, and Sovereign. These large banks have well-established, broad distribution networks and greater financial resources than we do, which have enabled them to market their products and services extensively, offer access to a greater number of locations and products, and price competitively.

We also face competition from a number of local financial institutions with branches in Rhode Island and in nearby Massachusetts, some of which have been acquired by both local and out-of-state service providers. Additionally, we face competition from out-of-state financial institutions which have established loan production offices in our marketplace, and from non-bank competitors. Competition for deposits also comes from short-term money market funds, other corporate and government securities funds and non-bank financial institutions such as brokerage firms, insurance companies and credit unions, the latter of which have recently experienced a resurgence in our market. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on federally insured state chartered banks, which gives these competitors an advantage over us in providing certain services. Such competition may limit our growth and profitability in the future.

Changes in regional and national economic conditions could adversely affect our profitability.

The population in our market area is growing slowly and economic growth in the Rhode Island area has been slow to moderate over the past several years. New England, hard hit by the 2001 recession, has trailed other parts of the nation in terms of general economic growth. Additionally, Rhode Island businesses, like many companies throughout the United States, are struggling with rapidly increasing health care costs, which may adversely affect the earnings and growth potential for such companies, which may in turn negatively impact Rhode Island’s ability to attract and retain businesses in the state. Our borrowers’ ability to honor their repayment commitments is generally dependent upon the level of economic activity and general health of the regional economy. Furthermore, economic conditions beyond our control, such as the strength of credit demand by customers and changes in the general levels of interest rates, may have a significant impact on our operations, including decreases in the value of collateral securing loans. Therefore, an economic recession in our market area adversely affecting growth could cause significant increases in nonperforming assets, thereby reducing operating profits or causing operating losses, impairing liquidity and eroding capital.

Fluctuations in interest rates could adversely impact our net interest margin.

Our earnings depend to a great extent on our net interest margin, which is the difference between interest income that we earn on loans and investments and the interest expense paid on deposits and borrowings. When maturities of assets and liabilities are not balanced, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operation. Interest rates are highly sensitive to factors that are beyond our control, including general economic conditions, inflation rates, change in the slope of the yield curve, business activity levels, money supply and the policies of various government and regulatory authorities. For example, increases in the discount rate by the Board of Governors of the Federal Reserve System usually lead to rising interest rates, which affect our interest income and interest expense. In addition, governmental policies such as the creation of a tax deduction for individual retirement accounts could increase savings rates and may affect our cost of funds. The nature, timing and effect of any future changes in interest rates on us and our results of operations are not predictable.

The Bank’s Asset/Liability Committee (“ALCO”) manages our interest rate risk position by using income simulation, a tool which measures the impact on net interest income, over 12 and 24-month periods, of increases and decreases of interest rates of up to 200 basis points. These simulations take into account repricing, maturity and prepayment characteristics of individual products. While ALCO’s guidelines for interest rate risk establish certain tolerance levels, there is no assurance that our exposure to interest rate risk will fall within these tolerances. As a result, there may be a significant decline in our net interest income as a result of increases and decreases of interest rates. Based on our simulation models as of December 31, 2004, the estimated impact in 2005 of a 200 basis point shift downward would be a $267,000 decline in our net interest income while a 200 basis point shift upward would produce a $374,000 increase in our net interest income. For 2006, upward and downward shifts of 200 basis points would result in an estimated decline in our net interest income of $293,000 and $1.7 million, respectively. While the members of ALCO and other members of our management team would attempt to respond to the projected impact on our assets and liabilities of fluctuating interest rates, there is no assurance that any management efforts to reduce the impact of such increases and decreases of interest rates would be successful.

Change in the composition of our loan portfolio may result in greater risk of losses.

At March 31, 2005, 44.7% of our loan portfolio consisted of commercial real estate, business, construction loans and leases. We intend to continue to emphasize the origination of these types of loans. These loans generally have greater risk of nonpayment and loss than residential mortgage loans because repayment of these types of loans often depends on the successful business operation and income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers than do individual one- to four-family residential loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a single one- to four-family residential mortgage loan.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings could decrease.

The risk of loan and lease losses varies with, among other things, general economic conditions, the character and size of the portfolio, delinquency trends, industry loss experience, nonperforming loan trends, the creditworthiness of borrowers and, in the case of a collateralized loan, the value of the collateral. Based upon such factors, we arrive at what we believe is an appropriate allowance for loan and lease losses by maintaining a risk rating system that classifies all loans and leases into varying categories by degree of credit risk, and establishes a level of allowance associated with each category. As part of our ongoing evaluation process, including a formal quarterly analysis of allowances, we make various subjective judgments as to the appropriate level of allowance with respect to each category, judgments as to the categorization of any individual loan or lease, as well as additional subjective judgments in ascertaining the probability and extent of any potential losses. If our subjective judgments prove to be incorrect, our allowance for loan and lease losses may not cover inherent losses in our loan and lease portfolio, or if bank regulatory officials or changes in economic conditions require us to increase the allowance for loan and lease losses, our earnings could be significantly and adversely affected. Material additions to our allowance would materially decrease our net income. At March 31, 2005, our allowance for loan and lease losses totaled $12.2 million, representing 1.35% of total loans.

Our growth strategy may limit increases in profitability.

We have sought to increase the size of our franchise by pursuing business development opportunities and have grown substantially since inception. We believe that we have demonstrated success to date in deposit and loan generation. To the extent we open additional branches, through our current expansion plan or otherwise, we are likely to experience higher operating expenses relative to operating income from the new branches, which may limit increases in profitability over the course of the expansion plan. Our ability to increase profitability by establishing new branches is dependent on our ability to identify advantageous branch locations and generate new deposits and loans from those locations that will create an acceptable level of net income. There can be no assurance that new and relocated branches will generate an acceptable level of net income for us or that we will be able to successfully establish new branch locations in the future. In addition, there can be no assurance that we will be successful in developing new business lines or that any new products or services we introduce will be profitable.

Extensive government regulation and supervision have a significant impact on our operations.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. These regulations are intended primarily for the protection of our depositors and customers, rather than for the benefit of investors. Our compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by regulators, which require us to maintain adequate capital to support our growth. Furthermore, the addition of new branches requires the approval of the FDIC as well as state banking authorities in Rhode Island.

The laws and regulations applicable to the banking industry could change at any time. There is no way to predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance with new laws and regulations applicable to the banking industry could adversely affect our operations and profitability. At this time, we believe that we are no more exposed to any of these risks than any other community-based commercial bank.

The growth of our business is substantially dependent on our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives, who have substantial background and experience in banking and financial services, as well as personal contacts, in the Rhode Island market and the region generally. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our operating history is not necessarily indicative of future operating results.

The Company, as the holding company of the Bank, has no significant assets other than the common stock of the Bank. While we have operated profitably since our first full quarter of operations, future operating results may be affected by many factors, including regional economic conditions, interest rate fluctuations and other factors that may affect banks in general, all of which factors may limit or reduce our growth and profitability. For example, in the past, we have consistently grown our core deposit base, including checking account balances. However, we experienced a decline in checking account balances during the second half of 2004. Although the decline appears to be due to lower account balances rather than customer loss, we cannot predict whether this decline is temporary or reflects a longer-term trend. Similarly, our nonperforming asset levels and loan losses have been extraordinarily low since inception. Industry experience suggests that this is unlikely to continue indefinitely.

Recent changes in accounting standards could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

The Financial Accounting Standards Board is requiring all companies to treat the fair value of stock options granted to employees as an expense effective for the first annual reporting period that begins after June 15, 2005. When this change becomes effective, we and other companies will be required to record a compensation expense equal to the fair value of each stock option granted. Currently, we are generally not required to record compensation expense in connection with stock option grants. When we are required to expense the fair value of stock option grants, it may reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. For example, had we been required to expense stock option grants by applying the measurement provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” our recorded net income for the year ended December 31, 2004 of approximately $8.6 million would have been reduced to $8.1 million.

Risks Associated with the Offering

Even though our common stock is currently traded on the Nasdaq Stock Market’s National Market System, it has less liquidity than the average stock quoted on a national securities exchange.

While our common stock has traded on Nasdaq since 1998 and has developed a limited market, there can be no assurance, and we cannot predict, that an active public market will be sustained upon completion of this offering or that the market price of the common stock will not decline below the public offering price. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, issuance of our common stock in acquisition transactions, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

There are limitations on our ability to pay dividends.

Our ability to pay dividends is subject to the financial condition of the Bank, as well as other business considerations. Payment of dividends by the Company is also restricted by statutory limitations applicable to all bank holding companies. These limitations could have the effect of reducing the amount of dividends we can declare.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward looking statements in this prospectus and in other documents that we incorporate by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward looking statements to be covered by the safe harbor provisions for “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements by reference to a future period or periods by our use of the words “estimate,” “project,” “may,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar terms or variations of these terms. These forward looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies including the branch expansion plan;

•	statements regarding the quality of our products and our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	significantly increased competition among depository and other financial institutions;

•	changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	adverse changes in the securities markets;

•	credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs;

•	changes in management’s estimate of the adequacy of the allowance for loan and lease losses;

•	the ability to successfully integrate new branches into our branch footprint;

•	legislative or regulatory changes that adversely affect our business;

•	the ability to enter new markets successfully and capitalize on growth opportunities;

•	effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	timely and efficient development of and acceptance of new products and services;

•	changes in consumer spending, borrowing and savings habits;

•	effects of changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and other regulatory and accounting bodies;

•	changes in our organization, compensation and benefit plans;

•	costs and effects of litigation and unexpected or adverse outcomes in such litigation; and

•	our success in managing risks involved in the foregoing.

Actual results may differ materially from those set forth in forward looking statements as a result of risks and uncertainties, including but not limited to, changes in economic and political conditions, interest rate fluctuations, competitive product and pricing pressures, equity and bond market fluctuations, credit risk, inflation, as well as other risks and uncertainties detailed from time to time in filings with the FDIC and the SEC. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward looking statements that we make. Our forward looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock offered by this prospectus. See “Selling Shareholder.”

SELLING SHAREHOLDER

We originally issued 6,780 shares of common stock to the Selling Shareholder in connection with our acquisition of the operating assets of the Selling Shareholder and have agreed to issue additional shares of our common stock upon the achievement of certain performance goals over a three-year period and pursuant to an earn-out over five years from the closing date of the acquisition. The maximum number of additional shares, if any, to be issued in connection with the acquisition is 44,752 shares. Any common stock covered by this prospectus that we do not actually issue to the Selling Shareholder will be deregistered.

The table below sets forth information about the beneficial ownership of common stock of the Company by the Selling Shareholder. We have prepared this table using information provided to us by Selling Shareholder. To our knowledge, no officer or director of the Selling Shareholder, nor any affiliate, has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Name	Number of Shares of the Company’s Common Stock beneficially owned prior to the offering (1)	Number of shares of the Company’s Common Stock offered pursuant to this Prospectus(1)	Number of Shares of the Company’s Common Stock beneficially owned after the offering (2)
DWW Leasing Corp.	51,532	51,532*	0

(1)	Includes 6,780 shares currently held and 44,752 shares reserved for issuance subject to achieving or exceeding performance targets and assumes maximum number of shares are issued
(2)	Assumes that the Selling Shareholder has sold all the shares of common stock.
*	Constitutes 1.1% of the 4,655,977 shares of common stock outstanding.

PLAN OF DISTRIBUTION

This prospectus covers 51,532 shares of our common stock. All of the shares offered are being sold by the Selling Shareholder. We will not receive any proceeds from the sale of the shares by the Selling Shareholder.

The shares covered by this prospectus may be offered and sold from time to time by the Selling Shareholder. The Selling Shareholder includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the Selling Shareholder as a gift, pledge or other non-sale related transfer.

The Selling Shareholder will act independently of us in making decisions with respect to the timing, manner and size of any sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the current market price or in negotiated transactions. The Selling Shareholder may sell its shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under such rule rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares covered by this prospectus, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the Selling Shareholder. The Selling Shareholder may also sell the shares covered by this prospectus short and redeliver the shares to close out such short positions. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholder may also pledge the shares covered by this prospectus to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transactions).

In effecting sales, broker-dealers or agents engaged by the Selling Shareholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholder in amounts to be negotiated prior to the sale.

In offering the shares covered by this prospectus, the Selling Shareholder and any broker-dealers who execute sales for the Selling Shareholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 (the “Securities Act”) in connection with such sales. Any profits realized by the Selling Shareholder and the compensation paid to any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares sold pursuant to this prospectus must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission or other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The law firm of Hinckley, Allen & Snyder LLP, of which Margaret D. Farrell (a director and Secretary of both the Company and the Bank) is a partner, provides legal services to the Company and the Bank, and will pass on the validity of the shares of common stock offered by this prospectus. In addition, the spouse of director Edward J. Mack II is also a partner in Hinckley, Allen & Snyder LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for each of the years in the three year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated herein by reference in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference room. Our SEC filings are also available to you on the SEC’s Internet website at http://www.sec.gov. We make available free of charge through our website at http://www.bankri.com all reports we electronically file with, or furnish to, the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules, as permitted by the rules and regulations of the SEC. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as a schedule or exhibit to the registration statement for a more complete understanding of the contract or document involved. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the following documents set forth below that we have previously filed with the SEC:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2004;

(2)	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2004;

(3)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

(4)	Our Current Report on Form 8-K dated April 19, 2005;

(5)	Our Current Report on Form 8-K dated June 21, 2005;

(6)	Our definitive Proxy Statement filed on April 12, 2005 in connection with our annual meeting of shareholders held on May 18, 2005;

(7)	The description of our common stock contained in our Registration Statement filed under Section 12 of the Exchange Act on Form 8-A, including all amendments or reports filed for the purpose of updating such description; and

(8)	Our Registration Statement on Form S-4, SEC File No. 333-33182.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the date of the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests should be directed to Chief Financial Officer, Bank Rhode Island, One Turks Head Place, Providence, Rhode Island 02903. Telephone requests may be directed to (401) 456-5000.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Bancorp Rhode Island, Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Bancorp Rhode Island, Inc. since any of the dates as of which information is furnished herein or since the date hereof.

51,532 Shares

Common Stock

Par Value $0.01 per share

PROSPECTUS

July 12, 2005

These Securities are not deposits or savings accounts or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.